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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 0-14624

WATERFORD WEDGWOOD PLC
(Exact name of Registrant as specified in its Charter)

Kilbarry
Waterford
Republic of Ireland
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐    No ☒

If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WATERFORD WEDGWOOD PLC
	By:	/s/ PATRICK DOWLING
Name: Patrick Dowling Title: Secretary
Date: December 23, 2003

INDEX OF EXHIBITS

Exhibit 2.1 -	Intercreditor and Security Trust Agreement, dated November 26, 2003, among Waterford Wedgwood plc, the companies listed as Subsidiary Obligors, Barclays Bank plc, as Security Trustee, and the entities listed as Creditors.
Exhibit 2.2 -
English language summary of the Amendment to the Rosenthal and Waterford Wedgwood GmbH Facilities, dated November 21, 2003, among Rosenthal AG, Waterford Wedgwood GmbH, Statum Ltd. and Bayerische Hypo-und Vereinsbank AG.
Exhibit 2.3 -
Amendment and Restatement Agreement in relation to the US$95,000,000 8.75% Secured Senior Notes due 2008, dated as of November 26, 2003, among Waterford Wedgwood plc, Waterford Wedgwood Finance, Inc., the persons named as Noteholders therein, and the persons named as Restricted Entity Guarantors therein.
Exhibit 2.4 -
Second Amendment and Restatement Agreement regarding the Revolving Credit Facility and Bilateral Facilities, dated as of November 26, 2003, among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, the Original Guarantors listed therein, the Royal Bank of Scotland plc, the Governor and the Company of the Bank of Ireland, and the RCF Banks listed therein.
Exhibit 2.5 -	Non-Notification Factoring Agreement, dated May 3, 1999, between the CIT Group/Commercial Services, Inc. and W/C Imports Inc.
Exhibit 4.1 -	Underwriting Agreement for the 3 for 11 Rights Issue of 213,640,199 New Stock Units, dated November 14, 2003, among Waterford Wedgwood plc, J&E Davy, and the Executive Directors named therein.
Exhibit 4.2 -
Mezzanine Indenture, dated as of December 1, 2003, regarding the €166,028,000 9 7/8% Mezzanine Notes due 2010, among Waterford Wedgwood plc, as the Issuer, the Guarantors named therein, the Bank of New York, London, as Trustee, Registrar, Transfer Agent and Principal Paying Agent, and Kredietbank S.A. Luxembourgeoise, as Luxembourg Paying Agent and Transfer Agent.
Exhibit 14.1 -	Rights Offering Prospectus of Waterford Wedgwood plc, dated as of November 25, 2003, for the 3 for 11 Rights Issue of 213,640,199 New Stock Units.
Exhibit 14.2 -	Offering Memorandum of Waterford Wedgwood plc, dated November 27, 2003, for the private offering of €166,028,000 9 7/8% Mezzanine Notes due 2010.

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SIGNATURE
INDEX OF EXHIBITS